

November 13, 2023

Paul W. Graves
Chief Executive Officer
Allkem Livent plc
Suite 12, Gateway Hub
Shannon Airport House
Shannon, Co. Claire V14 E370
Ireland

> **Re: Allkem Livent plc**
> **Amendment No. 3 to**
> **Registration Statement on Form S-4**
> **Filed October 30, 2023**
> **File No. 333-273360**

Dear Paul W. Graves:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 21, 2023 letter.

Amendment No. 3 to Form S-4 filed October 30, 2023

Background of the Transaction, page 85

1. We note your revised disclosure in response to our prior comment 2, which we reissue in part. Please expand your disclosure to discuss the basis and reasons underlying Livent management's determination that the other potential target was "not comparable" to Allkem.

2. We acknowledge your revised disclosure in response to our prior comment 6, which we reissue in part. Please revise to quantify the changes to the projections and, to the extent the changes affect particular points in time, identify the timing. If you do not wish to

provide additional details, please revise to disclose the initial projections.

Projected Synergies, page 113

3. We note your response to comment 9. Please revise the disclosure at the bottom of page 113 to identify the jurisdictions and clarify the characteristics that make them favorable from a tax or operational viewpoint.

Form S-4/A

Pro Forma Financial Statements Note 4, page 186

4. Given that goodwill is a residual asset, it remains unclear why a substantially greater portion of the reduction in estimated purchase price between your July 21, 2023 and September 27, 2023 filings was not recognized as a reduction in your measurement of goodwill. Regarding the 38% reduction in your fair value estimate for the acquired mineral rights, the only causal factor appears to be a change in the applicable discount rate between July and September. In order for us to better understand this decline in fair value from $5.1 billion to $3.17 billion, please give us the calculations that show how you derived the discount rates you used to calculate the mineral property fair value estimates at each date. Explain how you derived the inputs for these calculations and identify any market measures that you used including your risk-free rate assumption. Any material unexplained disparities between your discount rate assumptions and the corresponding rates on pages 104-105 should be clarified in your response. Provide us also with your fair value calculations supporting the $5.1 billion and the $3.17 billion amounts. Tell us whether the underlying undiscounted cash flow assumptions materially changed between periods. Based on the corresponding two month change in 10 year Treasury and 30 year mortgage rates, it is not clear whether "rising interest rates" fully explain the 38% reduction in fair value. Any other material causal factors should also be clearly disclosed. We may have further comment.

5. Your purchase price allocation is based on Livent's $20 stock price on September 15th instead of on their $14 stock price on October 30th. Consequently, it appears that pro forma total assets may be materially overstated. Please revise pursuant to Article 11-02(a)(6)(i)(A) of Regulation S-X.

Exhibits 96.2, 96.3 & 96.4
11 & 12 Mineral Resources & Mineral Reserves, page A-1

6. We note your response to Comment 20 with your discussion of the cutoff grade calculation and input parameters. One of these factors, the average lithium concentration is input to determine the break even or marginal cutoff grade, but has no relevance to this calculation. A back calculation does not confirm your estimate. Please review and revise your calculation and text as necessary.

Livent Corporation - Form 10-K
Other Property Nemaska Lithium, page L-1

7. We note your response to comment 24 stating your equity interest in the Nemaska Lithium Inc was not material as this property did not have mining operations or report resources or reserves. However, the carrying amount of your investment in Nemaska Lithium appears to be significant when compared to the total assets of Livent as of December 31, 2022. Please explain how this property would not be regarded as a material property in light of your investment and the subsequent construction and development activities on the property.

Exhibit 96.1 (Form 10-K Livent) Salar Del Hombre Muerto
Cut-Off Grades Estimates, page L-2

8. We note your response to comments 25 through 30 indicating you will file an amended TRS for the Salar del Hombre Muerto property after the completion of the review of this registration statement. As this registration statement/prospectus incorporates by reference the Livent Form 10-K and all associated documents including the technical reports, this review cannot be completed without these amended filings. Please amend your filings to address comments 25 through 30.

Exhibit 96.1 (Form 8-K Livent September 25, 2023) Whabouchi Mine
Property Geology, page 63, page L-3

9. Please modify your filings and insure you have provided at least one stratigraphic column and one cross-section of the local geology as required by Item 601(b)(96)(iii)(B)(6)(iii) of Regulation S-K.

Exhibit 96.1 (Form 8-K Livent September 25, 2023) Whabouchi Mine
Relations with Stakeholders, page 353, page L-4

10. We reviewed the Environmental Studies, Permitting, And Plans, Negotiations, Or Agreements with Local Individuals or Groups section of your TRS. Please modify your filing and include the QP's opinion as to the adequacy of current plans for environmental compliance, permitting, and addressing issues with local individuals or groups required by Item 601(b)(96)(iii)(B)(17)(vi) of Regulation S-K.

Exhibit 96.1 (Form 8-K Livent September 25, 2023) Whabouchi Mine
Cash Flow Model and Results, page 359, page L-5

11. We note you provided a cash flow summary for your mining project's reserves. Please provide an annual cash flow based on your annual production schedule for the life of your project's open pit and underground reserves with appropriate line items, such as your production and grades, revenues, operating costs, capital expenditures, reclamation, royalties, taxes, DD&A, and other line items necessary to define your annual after-tax

cash flow with totals. See Item 601(b)(96)(iii)(B)(19)(ii) of Regulation S-K.

Please contact Julie Sherman at 202-551-3640 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Abby Adams at 202-551-6902 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Michael Kaplan, Esq.